

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Ken Rizvi
Chief Financial Officer
SMART Global Holdings, Inc.
c/o Maples Corporate Services Limited
P.O. Box 309
Grand Cayman, Cayman Islands KY1-1104

      Re: SMART Global Holdings, Inc.
          Form 10-K for the Fiscal Year Ended August 27, 2021
          Filed October 25, 2021
          File No. 001-38102

Dear Mr. Rizvi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing